PROSPECTUS SUPPLEMENT	Filed pursuant to Rule
(To Prospectus dated October 22, 2021)	424(b)(3) of the Rules and
Regulations Under the
Securities Act of 1933

Registration Statement No. 333-260254

MONEYLION INC.

Class A Common Stock
Warrants to Purchase Class A Common Stock

Recent Developments

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated October 22, 2021 (as supplemented or amended from time to time, the “Prospectus”) with the information contained in Item 2.01 of our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on November 16, 2021 (the “Report”), but excluding the information which was furnished and not filed under Item 7.01 (including the related Exhibits 99.1 and 99.2 under Item 9.01) of such Report. Accordingly, we have attached the Report to this prospectus supplement.

This prospectus supplement, together with the prospectus, is to be used by the selling shareholders listed in the prospectus in connection with offers and sales from time to time of the Class A common stock and warrants to purchase Class A common stock of MoneyLion Inc.

November 17, 2021

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 16, 2021 (November 15, 2021)

MoneyLion Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39346	85-0849243
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

30 West 21st Street, 9th Floor New York, New York	10010
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 380-1735

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ML	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of common stock, $0.0001 par value	ML WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.01. Completion of Acquisition or Disposition of Assets.

On November 15, 2021, MoneyLion Technologies Inc. (“Buyer”), a wholly owned subsidiary of MoneyLion Inc. (“MoneyLion”) completed its acquisition (the “Transaction”) of Malka Media Group LLC (“MALKA”) pursuant to the Membership Interest Purchase Agreement, by and among Buyer, MALKA, Jeffrey Frommer, Lyusen Krubich, Daniel Fried, and Pat Capra (collectively, the “Seller Members”).

At closing of the Transaction, MoneyLion (i) issued to the Seller Members $30 million in restricted shares of MoneyLion common stock at a price per share of $9.00, and (ii) paid to the Seller Members approximately $10 million in cash, in exchange for all of the issued and outstanding membership interests of MALKA. The Seller Members may earn up to an additional $35 million payable in restricted shares of common stock if MALKA’s revenue and EBITDA exceeds certain targets in 2021 and 2022. The total purchase price was approximately $75 million, assuming full achievement of the earnouts, subject to share price floors, make-whole provisions and customary purchase price adjustments for working capital.

At closing of the Transaction, MoneyLion entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Seller Members under which the Seller Members are entitled, in certain circumstances, to cause MoneyLion to register its shares of common stock for resale under the Securities Act of 1933, as amended (the “Securities Act”).

Item 7.01 Regulation FD Disclosure

On November 16, 2021, MoneyLion issued a press release announcing the closing of the Transaction and published an investor presentation to provide an overview of the Transaction which will be made available on the investor relations section of MoneyLion’s website at https://investors.moneylion.com/. Copies of the press release and investor presentation are attached as Exhibits 99.1 and 99.2 and are incorporated in this Item 7.01 by reference.

The information in this Item 7.01 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. Such information shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release, dated November 16, 2021, issued by MoneyLion Inc.
99.2	Investor Presentation, dated November 16, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

2

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONEYLION INC.

November 16, 2021	By:	/s/ Richard Correia
		Name:	Richard Correia
		Title:	Chief Financial Officer

3

Exhibit 99.1

MoneyLion Acquires Leading Creator Network and Content Platform, MALKA Media

Accelerates MoneyLion’s Ability to Directly Connect to New Audiences and Communities at Scale

Advances Company’s Mission to Educate, Inform and Support Consumers’

Financial Decision Making

NEW YORK, NY, November 16, 2021 – MoneyLion Inc. (“MoneyLion”) (NYSE: ML), an award-winning, data-driven, digital financial platform, announced today that it has acquired MALKA Media Group LLC (“MALKA”), a rapidly growing creator network and content platform. The acquisition accelerates MoneyLion’s ability to engage with consumers across all digital and emerging channels, allowing MoneyLion to directly connect with communities natively inside and outside of its platform.

“This transaction is the evolution of a successful four-year partnership between MALKA and MoneyLion. We have seen first-hand how MALKA’s content capabilities can drive industry-leading customer acquisition and retention at scale. By combining their capabilities with MoneyLion’s financial products and extensive first party data, we will create a durable advantage that accelerates MoneyLion’s customer growth and helps us serve our mission of providing financial access and advice to hardworking Americans,” said Dee Choubey, Co-Founder and CEO of MoneyLion.

“We will expand our vision of a daily destination, which started with our own MoneyLife content, with personalized content that educates, informs, and supports consumers’ financial decision making. Through this acquisition, which we anticipate will be accretive and cash flow positive in 2022, we will now be able to fully leverage MALKA’s capabilities so that the MoneyLion brand can truly live wherever our customers are investing their attention,” continued Mr. Choubey.

Founded in 2012, MALKA is a category leader and innovator in the fastest growing digital media and content sectors across entertainment, sports, gaming, live streaming, and brand storytelling. MALKA’s 170 creatives work across every digital medium, from creative advertising campaigns and original branded content to e-gaming livestreams, podcast series, feature length documentaries, sports representation, and marketing.

“With MALKA’s creator network we no longer need to just go through gatekeepers and monopolistic intermediaries to directly communicate with our audience and communities. Investing in evergreen content and building a platform where creators and consumers can come together is a more efficient and smarter way to support our marketing investments and brand building. This fundamental shift will allow us to own and not rent the relationships we are cultivating with new and existing MoneyLion customers,” commented Bill Davaris, CMO of MoneyLion.

Following the acquisition, MALKA will continue to operate independently, with MALKA Founder and CEO Louis Krubich and Co-Founder and President Jeff Frommer continuing to lead the day-to-day operations, alongside partners Pat Capra and Dan Fried.

“MoneyLion lives at the intersection of culture and money, and the team understands the power of engaging content and how it helps form powerful relationships with communities. This partnership will allow us to exponentially grow our creator network and engage with millions of more fans,” said Louis Krubich, Founder and CEO of MALKA.

“We now have a game-changing advantage to combine creative storytelling and data-driven fintech to win new customers and offer even more to our existing relationships,” said Co-Founder and President Jeff Frommer.

Investor Presentation

MoneyLion has published a presentation to provide an overview of the transaction, which is now available on MoneyLion’s Investor Relations website at investors.moneylion.com.

About MoneyLion

MoneyLion is a mobile banking and financial membership platform that empowers people to take control of their finances. Since its launch in 2013, MoneyLion has engaged with 9.4 million hard-working Americans and has earned its members’ trust by building a full-service digital platform to deliver mobile banking, lending, and investment solutions. From a single app, members can get a 360-degree snapshot of their financial lives and have access to personalized tips and tools to build and improve their credit and achieve everyday savings. MoneyLion is headquartered in New York City, with offices in Sioux Falls and Kuala Lumpur, Malaysia. MoneyLion has achieved various awards of recognition including the 2020 Forbes FinTech 50, Aite Group Best Digital Wealth Management Multiproduct Offering, Finovate Award for Best Digital Bank 2019, Benzinga FinTech Awards winner for Innovation in Personal Finance 2019 and the Webby Awards 2019 People’s Voice Award.

For more information about the company, visit www.moneylion.com. For investor information and updates, visit MoneyLion’s investor relations website at https://investors.moneylion.com/ and follow @MoneyLionIR on Twitter.

About MALKA Media Group

Founded in 2012, MALKA is a category leader and innovator in the fastest growing digital media and content sectors across entertainment, sports, gaming, live streaming, and brand storytelling. A creator first network developing content at the speed of culture, MALKA’s 170 creatives work across every digital medium from advertising campaigns and original branded content to podcast series and feature length documentaries to talent representation and marketing. With studios across Santa Monica and Jersey City and numerous accolades including multiple Cynopsis Media Awards, Telly Awards, and an Emmy nomination, MALKA is a game changing model for an ever-changing digital world. For more information about the company, visit www.malkamedia.com.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of MoneyLion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; or, the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MoneyLion presently knows or that MoneyLion currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s expectations, plans or forecasts of future events and views as of the date of this press release. MoneyLion anticipates that subsequent events and developments will cause its assessments to change. However, while MoneyLion may elect to update these forward-looking statements at some point in the future, MoneyLion specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Cody Slach, Alex Kovtun

Gateway Investor Relations

(949) 574-3860

ML@gatewayir.com

MoneyLion Communications

pr@moneylion.com

Exhibit 99.2

November 16, 2021 MoneyLion acquires MALKA network

2 Use of Non - GAAP Financial Measures Some of the financial information and data contained in this presentation, such as adjusted revenue, adjusted gross profit an d adjusted net income, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). MoneyLion management uses these non - GAAP measures for various purposes, including as measures of performance and as a basis for strategic planning and forecasting. MoneyLion believes these non - GAAP measures of financial results provide relevant and useful information to management and investors regarding certain financial and business trends relating to MoneyLion’s results of operations. MoneyLion’s method of determining these non - GAAP measures may be different from other companies’ methods and, therefore, may not be comparable to those used by other companies and MoneyLion does not recommend the sole use of these non - GAAP measures to assess its financial performance. MoneyLion management does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non - GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in MoneyLion’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures. In order to compensate for these limitations, management presents non - GAAP financial measures in connection with GAAP results. You should review MoneyLion’s financial statements, which are included in MoneyLion’s 10 - Q, and not rely on any single financial measure to evaluate MoneyLion’s business. To the extent that forward - looking non - GAAP financial measures are provided, they are presented on a non - GAAP basis without reconciliations of such forward - looking non - GAAP measures, due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, which could be material based on historical adjustments. Forward - Looking Statements The information in this press release includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “tar get ” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The se forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of MoneyLion’s management and are not predictions of actual performance. Disclaimer Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events a nd circumstances are beyond the control of MoneyLion. These forward - looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected fin anc ial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; or, the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries. If any of these risks materialize or our assumptions prove incorrect, actual resul ts could differ materially from the results implied by these forward - looking statements. There may be additional risks that MoneyLion presently knows or that MoneyLion currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. In addition, forward - looking statements reflect MoneyLion’s expectations, plans or forecasts of future events and views as of the date of this press release. MoneyLion anticipates that subsequent events and developments will cause its assessments to change. However, while MoneyLion may elect to update these forward - looking statements at some point in the future, MoneyLion specifically disclaims any obligation to do so. These forward - looking statements should not be relied upon as representing MoneyLion’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward - looking statements.

A category leader & innovator in digital media and content.

4 Influencer & Talent Livestreaming Gaming Entertainment Creator Network Content & Production MALKA is leading in the fastest growing digital media sectors Annual spend on content $1T+ Active Content Creators 57M E - sports & gaming players globally 2.9B Live commerce will double in the next 2 years 2X

MALKA is designed for hyper scale across all emerging channels

✔	*Content*	**1M+ Pieces of content in 2021** **Digital content volume increased 6x in 2021**
✔	*Creator Network*	**40M+ Monthly audience reach** **30+ Digital show series**
✔	*Live*	**1000+ Livestreams to date** **250% Increase in livestream volume in 2021**
✔	*Talent*	**30+ Professional athletes**
✔	*Gaming*	**100+ Twitch brand launches YTD** **Brand launches in gaming up 4x in 2021**
✔	*Entertainment*	**6 Feature documentaries**


Malka Content Engine
Livestream
Talent
Gaming
Creator Network
Entertainment
Technology Layer
for Secure & Efficient Workflow

Unique model that unifies content creation, publishing & distribution, under one roof

5

MoneyLion & MALKA: Strategic Combination Building FinTech 3.0

7 MALKA’s content engine paired with MoneyLion's personalization technology and financial products to power consumer advice and decision making at scale inside the app and across all digital media. MALKA’s network & MoneyLion’s financial platform to scale distribution & daily engagement

8 MALKA’s network to drive new audiences to MoneyLion Creator network to directly connect brand to new audiences and communities at scale, giving MoneyLion the advantage to acquire customers more efficiently. GAMING ENTERTAINMENT CREATORS LIVESTREAM TALENT BRAND INTEGRATION

9 Personalized guidance informs immediate action on 1st & 3rd party products Turning content & culture into commerce MoneyLion’s members will be able to activate financial solutions and purchase products while consuming hyper - personalized content that engages and educates customers, daily.

10 MoneyLion becomes the daily destination for financial decision making DATA DECISION MARKETPLACE

11 Transaction Details Consideration ▪ Closing consideration: $10 million in cash and $30 million in restricted MoneyLion Inc. (“ML”) common stock, at a share price of $9.00. ▪ Additional consideration: up to an additional $35 million in restricted ML common stock if MALKA Media Group LLC’s (“MALKA”) revenue and EBITDA exceeds certain targets in 2021 and 2022. ▪ Total purchase price of approximately $75 million, assuming full achievement of the earnouts, subject to share price floors, make - whole provisions and customary purchase price adjustments. Financials ▪ 2021E revenue of $25+ million*. ▪ Anticipated to be accretive and cash flow positive in 2022. Management & governance ▪ MALKA will operate as an indirect, wholly - owned subsidiary of MoneyLion Inc. ▪ MALKA Founder and CEO Louis Krubich and Co - Founder and President Jeff Frommer will lead the day - to - day operations, alongside partners Pat Capra and Dan Fried. *Malka ’s 2021 revenue projection is based on unaudited financial information.